Exhibit 8.2

WYATT, TARRANT & COMBS, LLP

500 West Jefferson Street, Suite 2800

Louisville, Kentucky 40202-2898

502.589-5235

June 18, 2015

Magna Bank

6525 Quail Hollow Road

Suite 513

Memphis, TN 38120

RE:        Certain Federal Income Tax Matters

Dear Ladies and Gentlemen:

You have requested our opinion concerning the material United States federal income tax consequences of the statutory merger of Magna Bank, a Tennessee state-chartered bank (“Target”), with and into Pinnacle Bank, a Tennessee state-chartered bank (“Acquiror”) and wholly-owned subsidiary of Pinnacle Financial Partners, Inc., a Tennessee corporation (“Parent”), pursuant to the Agreement and Plan of Merger, dated as of April 28, 2015, by and among Parent, Target and Acquiror (the “Agreement”). Unless otherwise specified herein, all capitalized terms used herein have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Parent, executed by a duly authorized officer of Parent, and (b) the Certificate of Representations of Target, executed by a duly authorized officer of Target (together, the “Certificates”), (iii) the Registration Statement of Parent on Form S-4 and the joint proxy statement/prospectus included therein, filed with the Securities and Exchange Commission (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents that affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and

June 18, 2015

correct as if made without such qualification and that neither Parent nor Target will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. We assume that any holder of shares of Target Common Stock that, as of the Effective Time, has asserted dissenters’ rights will receive, pursuant to statutory procedures, an amount per share of Target Common Stock that will not exceed the Exchange Ratio. For purposes of this opinion, the term “Target Common Stock” includes the issued and outstanding shares of Target Series D Preferred Stock, each of which by its terms will convert automatically into a share of Target Common Stock immediately prior to the Effective Time.

Finally, we assume that the total value of shares of Parent Common Stock issued at the Effective Time pursuant to the Merger (the “Continuity of Interest Date”) will not be less than 40% of the aggregate of (a) the total Stock Consideration and (b) the total amount of all cash paid (including the Cash Consideration and in the SBLF Redemption but not the cash paid in lieu of the issuance of fractional shares of Parent Common Stock) pursuant to the Agreement (the “Continuity of Interest Test”). Parent and Target have represented that the Continuity of Interest Test will be met on the Continuity of Interest Date. This opinion will be withdrawn and of no effect in the event that the Continuity of Interest Test is not met on the Continuity of Interest Date.

Our opinion is based on the understanding that the relevant facts (including the representations made in the Certificates) are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

DESCRIPTION OF THE MERGER AND THE SBLF REDEMPTION

The Merger will become effective upon filing of the Articles of Merger with the Commissioner of the Tennessee Department of Financial Institutions for filing with the Secretary of State of Tennessee or such later date as set forth in the Articles of Merger.

At the Effective Time, each share of Target Common Stock issued and outstanding immediately prior to the Effective Time (except for shares owned by Target, Parent or Acquiror (other than Trust Account Shares and DPC Shares) and Target Dissenting Shares), will be converted into the right to receive either (i) 0.3369 shares (the “Exchange Ratio”) of Parent Common Stock

June 18, 2015

together with cash in lieu of any fractional shares of Parent Common Stock (the “Stock Consideration”) or (ii) an amount of cash equal to $14.32, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”), provided that the Cash Consideration (including any cash paid with respect to Target Dissenting Shares) will not exceed 25% of the Merger Consideration. No certificate or scrip representing fractional shares of Parent Common Stock will be issued in the Merger. In lieu thereof, each holder of Target Common Stock who otherwise would be entitled to receive a fractional share of Parent Common Stock will be entitled to receive cash in an amount determined pursuant to the Agreement. Immediately prior to or concurrently with the Effective Time, all shares of Target’s issued and outstanding Target Series C Preferred Stock will be redeemed by Target for cash in the SBLF Redemption, using cash provided by Parent or Acquiror.

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

1. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

2. No gain or loss will be recognized by Target as a result of the Merger.

3. A holder of shares of Target Common Stock who receives solely cash in exchange for such shareholder’s shares of Target Common Stock (as a result of such shareholder’s dissent to the Merger) will recognize capital gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s shares of Target Common Stock, subject to the provisions and limitations of Section 302 of the Code. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period for the shares of Target Common Stock exchanged for cash is more than one year at the Effective Time.

4. A holder of shares of Target Common Stock who receives solely shares of Parent Common Stock in exchange for such shareholder’s shares of Target Common Stock pursuant to the Merger will not recognize any gain or loss as a result of such exchange.

5. A holder of Target Common Stock will recognize gain on the receipt of any Cash Consideration in the Merger equal to the lesser of (i) the amount by which the total Merger Consideration received by such holder exceeds such holder’s basis in such Target Common Stock exchanged for that consideration or (ii) the amount of the Cash Consideration received in the

June 18, 2015

Merger. Such gain generally will be capital gain and will be long-term capital gain if the holding period for the Target Common Stock exchanged for cash is more than one year at the Effective Time.

6. A holder of shares of Target Common Stock who receives cash in lieu of fractional shares of Parent Common Stock pursuant to the Merger will recognize capital gain or loss as if such fractional shares of Parent Common Stock were distributed as part of the Merger and then redeemed by Parent, subject to the provisions and limitations of Section 302 of the Code. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if the holding period for the share of Target Common Stock exchanged for cash instead of the fractional share of Parent Common Stock is more than one year at the Effective Time.

7. The aggregate tax basis of shares of Parent Common Stock received pursuant to the Merger by a holder of shares of Target Common Stock (including fractional shares of Parent Common Stock, if any, deemed to be issued and redeemed by Parent) generally will be equal to the aggregate tax basis of the shares of Target Common Stock surrendered in the Merger.

8. The holding period of the shares of Parent Common Stock received by a holder of shares of Target Common Stock pursuant to the Merger will include the period during which the shares of Target Common Stock surrendered in exchange therefor were held.

*  *  *

Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Merger that may be relevant to a holder of shares of Target Common Stock in light of that holder’s particular status or circumstances, including, without limitation, holders of shares of Target Common Stock that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose shares of Target Common Stock were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive shares of Parent Common Stock other than in exchange for shares of Target

June 18, 2015

Common Stock, (x) persons who hold shares of Target Common Stock as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold shares of Target Common Stock other than as capital assets, (xii) holders of shares of Target Common Stock who have a functional currency other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities. In addition, we undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely yours,

/s/ Wyatt, Tarrant & Combs, LLP

Wyatt, Tarrant & Combs, LLP